130 Adelaide St. West, Suite 1901 Toronto, ON M5H 3P5 Tel: (416) 364-4938 ● Fax: (416) 364-5162

September 9, 2013

DELIVERED BY COURIER / LETTER FILED ON EDGAR

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverage, Apparel, and Mining
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:
Responses to the Securities and Exchange Commission
Staff Comments dated August 23, 2013, regarding Avalon Rare Metals Inc.
Form 40-F for Fiscal Year Ended August 31, 2012
Filed November 29, 2012
File No. 001-35001

Dear Ms. Jenkins:

This letter is in response to the staff’s comments set out in your letter dated August 23, 2013 regarding the annual report on Form 40-F of Avalon Rare Metals Inc. (“Avalon” or the “Company”).

To facilitate the staff’s review, we have included in this letter the captions and numbered comments from the comment letter in bold text and provided Avalon’s responses immediately following each numbered comment.

Our responses are as follows:

Form 40-F for the Year Ended August 31, 2012
Exhibit 99.2 Consolidated Financial Statements
Note 3 – Summary of Significant Accounting Policies, Page 8
k) Exploration and Evaluation Assets, page 12

Staff Comment No. 1.

We note you disclose that exploration and evaluation assets are not tested for impairment and reclassified as property, plant and equipment until, among other things, a decision has been made to proceed with development. Paragraphs 5(b) and 17 of IFRS 6 are conditioned on demonstrable technical feasibility and commercial viability. Please modify your policy and related disclosure or tell us how you concluded managerial determinations/approvals are necessary for demonstrating technical feasibility and commercial viability in accordance with IFRS 6.

Avalon’s response:

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130 Adelaide St. West, Suite 1901 Toronto, ON M5H 3P5 Tel: (416) 364-4938 ● Fax: (416) 364-5162

We will modify our accounting policy on Exploration and Evaluation Assets in Avalon’s consolidated financial statements for the year ended August 31, 2013 to (i) remove the phrase “and a decision has been made to proceed with development”, and (ii) as noted in the response to Comment No. 2, to include language stating that the determination of the demonstration of technical feasibility and commercial viability is subject to a significant degree of judgment and assessment of all relevant factors.

Staff Comment No. 2.

We also note that you have established Probable Mineral Reserves at your Thor Lake project utilizing the CIM Definition Standards of a Mineral Reserve. Consistent with those definitions, it appears your feasibility study related to the Thor Lake project demonstrates the technical feasibility and commercial viability of those reserves. Please tell us the financial statement and disclosure impact of demonstrating technical feasibility and commercial viability at Thor Lake, including the following:

●	the timing of the impairment testing and reclassification of exploration and evaluation assets pursuant to paragraph 17 of IFRS 6;
●	the level at which your exploration and evaluation assets are tested for impairment pursuant to paragraph 21 of IFRS 6; and,
●	the disclosure requirements of exploration and evaluation assets pursuant to paragraph 24(b) of IFRS 6.

Avalon’s response:

The financial statement and disclosure impact of demonstrating technical feasibility and commercial viability of the Project, pursuant to paragraph 17 of IFRS 6, would be to reclassify, after being assessed for impairment, the Exploration and Evaluation assets related to the Project. The carrying amount of the Project included in Exploration and Evaluation assets, net of any impairment loss, would be reclassified to Property, Plant and Equipment and any impairment would be charged to the Statement of Comprehensive Loss.

The Company's Exploration and Evaluation Assets are allocated to CGUs for the purpose of assessing such assets for impairment and each project is identified as a separate CGU, and therefore a project will be tested for impairment at the project level once technical feasibility and commercial viability is demonstrated.

The disclosure requirements of paragraph 24(b) of IFRS 6 would be met by decreasing the carrying amount of the Project from Exploration and Evaluation Assets on the Statement of Financial Position, reporting any impairment loss of the Project to the statement of comprehensive loss prior to reclassification as “Impairment loss of exploration and evaluation assets”, reporting any exploration and evaluation expenditures relating to the Project prior to reclassification as part of the cash out-flow of “Exploration and evaluation asset expenditures” under “Investing Activities” in the statement of cash flows. The notes to the financial statements would provide disclosures on the nature of the various projects and changes in the carrying values of the evaluation and exploration assets.

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130 Adelaide St. West, Suite 1901 Toronto, ON M5H 3P5 Tel: (416) 364-4938 ● Fax: (416) 364-5162

However, while the Company considers that the Project is demonstrably technically feasible; it is not yet demonstrably commercially viable.  The Company does not currently have the internal resources to implement the Project, nor is it practicable at current market levels for the Company to raise the entire amount of the required capital from the equity markets to implement the Project.   To obtain project financing, the Company will likely need to obtain a strategic partner, enter into off-take agreements for a portion of the Project’s production, and/or mitigate risks associated with the Project, such that potential lenders would view the Project as "bankable", before the Project would be demonstrably commercially viable.

In general, the determination of the demonstration of technical feasibility and commercial viability is subject to a significant degree of judgement and assessment of all relevant factors.  The Company will include language to this effect in its Exploration and Evaluation Assets accounting policy note for the year ended August 31, 2013.

Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (416) 864-3119.

Yours very truly,

(signed) “R. James Andersen”
R. James Andersen
Chief Financial Officer

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